KERRY

Kerry Group plc
Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

2nd October, 2007.

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

Michael J. Ryan,
Head of Investor Relations,
KERRY GROUP PLC.

Registered in Ireland
No. 111471

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of listed company KERRY GROUP PLC	2. Name of shareholder with a major interest KERRY CO-OPERATIVE CREAMERIES LIMITED
3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 SHAREHOLDER AT 2 ABOVE	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them KERRY CO-OPERATIVE CREAMERIES LIMITED

5. Number of shares/amount of stock acquired	6. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)	7. Number of shares/amount of stock disposed 10,398,147	8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) 5.95 %

9. Class of security A ORDINARY SHARES OF €0.125 EACH	10. Date of transaction 28TH SEPTEMBER 2007	11. Date listed company informed 28TH SEPTEMBER 2007

12. Total holding following this notification 41,567,612	13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage) 23.8%
14. Any additional information THE TRANSACTION IS NOT A SALE BUT A DISTRIBUTION IN SPECIE OF SHARES IN KERRY GROUP PLC TO THE SHAREHOLDERS OF KERRY CO-OPERATIVE CREAMERIES LIMITED IN RETURN FOR THE CANCELLATION OF 20% OF THE SHARE CAPITAL OF THE LATTER.	15. Name of contact and telephone number for queries FRANK HAYES +353 66 718 2000 / +353 87 258 4441 BRIAN DURRAN +353 66 718 2000
16. Name and signature of duly authorised officer of the listed company responsible for making this notification BRIAN DURRAN Date of notification 1ST OCTOBER, 2007	

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SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **KERRY GROUP PLC**	2	State whether the notification relates to: a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **(II)**
3	Name of person discharging managerial responsibilities/director **MR PATRICK ANTHONY BARRETT**	4	State whether notification realties to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **N/A**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **MR PATRICK ANTHONY BARRETT**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **A ORDINARY SHARES OF €0.125 EACH**
7	Name or registered shareholder(s) and, if more than one, number of shares held by each of them **MR PATRICK ANTHONY BARRETT**	8	State the nature of the transaction **SHARE EXCHANGE**
9	Number of shares, debentures or financial instruments relating to shares acquired	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	3148		**LESS THAN 0.001%**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **N/A**	14	Date and place of transaction **DUBLIN , 28TH SEPTEMBER 2007**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **25804**	16	Date issuer informed of transaction **28TH SEPTEMBER 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant **N/A**	18	Period during which or date on which it can be exercised **N/A**
19	Total amount paid (if any) for grant of the option **N/A**	20	Description of shares or debentures involved (class and number) **N/A**
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise **N/A**	22	Total number of shares or debentures over which options are held following notification **N/A**
23	Any additional information N/A	24	Name of contact and telephone number for queries **BRIAN DURRAN , +353 66 7182000**

Name and signature of authorised officer of issuer responsible for making notification

BRIAN DURRAN

Date of notification 1ST OCTOBER 2007

Notes: This form is intended for use by an issuer to make a RIS notification required by [*the Market Abuse Rules*[1] *and*] section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

[1] Please note that the requirement to make a notification under the Market Abuse Rules does not apply until 1 October 2005. Schedule 11 may be subject to amendment prior to 1 October 2005 to bring it in line with the Financial Regulator's 'Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons' under the Market Abuse Disclosure Rules.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(1) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(2) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24

(3) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **KERRY GROUP PLC**	2	State whether the notification relates to: a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **(II)**
3	Name of person discharging managerial responsibilities/director **MR DENIS BUCKLEY**	4	State whether notification realties to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **N/A**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **MR DENIS BUCKLEY**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **A ORDINARY SHARES OF €0.125 EACH**
7	Name or registered shareholder(s) and, if more than one, number of shares held by each of them **MR DENIS BUCKLEY**	8	State the nature of the transaction **SHARE EXCHANGE**
9	Number of shares, debentures or financial instruments relating to shares acquired	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	12756		**LESS THAN 0.001%**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **N/A**	14	Date and place of transaction **DUBLIN , 28TH SEPTEMBER 2007**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **169775**	16	Date issuer informed of transaction **28TH SEPTEMBER 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant **N/A**	18	Period during which or date on which it can be exercised **N/A**
19	Total amount paid (if any) for grant of the option **N/A**	20	Description of shares or debentures involved (class and number) **N/A**
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise **N/A**	22	Total number of shares or debentures over which options are held following notification **N/A**
23	Any additional information **N/A**	24	Name of contact and telephone number for queries **BRIAN DURRAN , +353 66 7182000**

Name and signature of authorised officer of issuer responsible for making notification
BRIAN DURRAN
Date of notification 1ST OCTOBER 2007

Notes: This form is intended for use by an issuer to make a RIS notification required by [*the Market Abuse Rules*[1] *and*] section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

[1] ***Please note that the requirement to make a notification under the Market Abuse Rules does not apply until 1 October 2005. Schedule 11 may be subject to amendment prior to 1 October 2005 to bring it in line with the Financial Regulator's 'Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons' under the Market Abuse Disclosure Rules.***

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(1) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(2) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24

(3) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **KERRY GROUP PLC**	2	State whether the notification relates to: a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **(II)**
3	Name of person discharging managerial responsibilities/director **MR DENIS CARROLL**	4	State whether notification realties to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **N/A**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **MR DENIS CARROLL**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **A ORDINARY SHARES OF €0.125 EACH**
7	Name or registered shareholder(s) and, if more than one, number of shares held by each of them **MR DENIS CARROLL**	8	State the nature of the transaction **SHARE EXCHANGE**
9	Number of shares, debentures or financial instruments relating to shares acquired	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	585		**LESS THAN 0.001%**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **N/A**	14	Date and place of transaction **DUBLIN , 28TH SEPTEMBER 2007**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **4236**	16	Date issuer informed of transaction **28TH SEPTEMBER 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant **N/A**	18	Period during which or date on which it can be exercised **N/A**
19	Total amount paid (if any) for grant of the option **N/A**	20	Description of shares or debentures involved (class and number) **N/A**
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise **N/A**	22	Total number of shares or debentures over which options are held following notification **N/A**
23	Any additional information **N/A**	24	Name of contact and telephone number for queries **BRIAN DURRAN , +353 66 7182000**

Name and signature of authorised officer of issuer responsible for making notification

BRIAN DURRAN

Date of notification 1ST OCTOBER 2007

Notes: This form is intended for use by an issuer to make a RIS notification required by [*the Market Abuse Rules*[1] *and*] section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

---

[1] Please note that the requirement to make a notification under the Market Abuse Rules does not apply until 1 October 2005. Schedule 11 may be subject to amendment prior to 1 October 2005 to bring it in line with the Financial Regulator's 'Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons' under the Market Abuse Disclosure Rules.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(1) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(2) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24

(3) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **KERRY GROUP PLC**	2	State whether the notification relates to: a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **(II)**
3	Name of person discharging managerial responsibilities/director **MR DENIS WALLIS**	4	State whether notification realties to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **N/A**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **MR DENIS WALLIS**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **A ORDINARY SHARES OF €0.125 EACH**
7	Name or registered shareholder(s) and, if more than one, number of shares held by each of them **MR DENIS WALLIS**	8	State the nature of the transaction **SHARE EXCHANGE**
9	Number of shares, debentures or financial instruments relating to shares acquired	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	65		**LESS THAN 0.001%**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **N/A**	14	Date and place of transaction **DUBLIN , 28TH SEPTEMBER 2007**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **3567**	16	Date issuer informed of transaction **28TH SEPTEMBER 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant **N/A**	18	Period during which or date on which it can be exercised **N/A**
19	Total amount paid (if any) for grant of the option **N/A**	20	Description of shares or debentures involved (class and number) **N/A**
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise **N/A**	22	Total number of shares or debentures over which options are held following notification **N/A**
23	Any additional information **N/A**	24	Name of contact and telephone number for queries **BRIAN DURRAN , +353 66 7182000**

Name and signature of authorised officer of issuer responsible for making notification
BRIAN DURRAN **Date of notification** 1ST OCTOBER 2007

Notes: This form is intended for use by an issuer to make a RIS notification required by [*the Market Abuse Rules*[1] *and*] section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

---

[1] ***Please note that the requirement to make a notification under the Market Abuse Rules does not apply until 1 October 2005. Schedule 11 may be subject to amendment prior to 1 October 2005 to bring it in line with the Financial Regulator's 'Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons' under the Market Abuse Disclosure Rules.***

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(1) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(2) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24

(3) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **KERRY GROUP PLC**	2	State whether the notification relates to: a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **(II)**
3	Name of person discharging managerial responsibilities/director **MR DESMOND O'CONNOR**	4	State whether notification realties to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **N/A**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **MR DESMOND O'CONNOR**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **A ORDINARY SHARES OF €0.125 EACH**
7	Name or registered shareholder(s) and, if more than one, number of shares held by each of them **MR DESMOND O'CONNOR**	8	State the nature of the transaction **SHARE EXCHANGE**
9	Number of shares, debentures or financial instruments relating to shares acquired	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	8221		**LESS THAN 0.001%**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **N/A**	14	Date and place of transaction **DUBLIN , 28TH SEPTEMBER 2007**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **54261**	16	Date issuer informed of transaction **28TH SEPTEMBER 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant **N/A**	18	Period during which or date on which it can be exercised **N/A**
19	Total amount paid (if any) for grant of the option **N/A**	20	Description of shares or debentures involved (class and number) **N/A**
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise **N/A**	22	Total number of shares or debentures over which options are held following notification **N/A**
23	Any additional information **N/A**	24	Name of contact and telephone number for queries **BRIAN DURRAN , +353 66 7182000**

Name and signature of authorised officer of issuer responsible for making notification

BRIAN DURRAN

Date of notification 1ST OCTOBER 2007

Notes: This form is intended for use by an issuer to make a RIS notification required by [*the Market Abuse Rules*[1] *and*] section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

[1] Please note that the requirement to make a notification under the Market Abuse Rules does not apply until 1 October 2005. Schedule 11 may be subject to amendment prior to 1 October 2005 to bring it in line with the Financial Regulator's 'Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons' under the Market Abuse Disclosure Rules.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(1) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(2) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24

(3) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **KERRY GROUP PLC**	2	State whether the notification relates to: a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **(II)**
3	Name of person discharging managerial responsibilities/director **MR DONAL O'DONOGHUE**	4	State whether notification realties to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **N/A**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **MR DONAL O'DONOGHUE**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **A ORDINARY SHARES OF €0.125 EACH**
7	Name or registered shareholder(s) and, if more than one, number of shares held by each of them **MR DONAL O'DONOGHUE**	8	State the nature of the transaction **SHARE EXCHANGE**
9	Number of shares, debentures or financial instruments relating to shares acquired	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	1909		LESS THAN 0.001%
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **N/A**	14	Date and place of transaction **DUBLIN , 28TH SEPTEMBER 2007**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **4948**	16	Date issuer informed of transaction **28TH SEPTEMBER 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant **N/A**	18	Period during which or date on which it can be exercised **N/A**
19	Total amount paid (if any) for grant of the option **N/A**	20	Description of shares or debentures involved (class and number) **N/A**
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise **N/A**	22	Total number of shares or debentures over which options are held following notification **N/A**
23	Any additional information **N/A**	24	Name of contact and telephone number for queries **BRIAN DURRAN , +353 66 7182000**

Name and signature of authorised officer of issuer responsible for making notification

BRIAN DURRAN

Date of notification 1ST OCTOBER 2007

Notes: This form is intended for use by an issuer to make a RIS notification required by [*the Market Abuse Rules*[1] *and*] section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

[1] Please note that the requirement to make a notification under the Market Abuse Rules does not apply until 1 October 2005. Schedule 11 may be subject to amendment prior to 1 October 2005 to bring it in line with the Financial Regulator's 'Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons' under the Market Abuse Disclosure Rules.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(1) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(2) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24

(3) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **KERRY GROUP PLC**	2	State whether the notification relates to: a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **(II)**
3	Name of person discharging managerial responsibilities/director **MR EUGENE MCSWEENEY**	4	State whether notification realties to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **N/A**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **MR EUGENE MCSWEENEY**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **A ORDINARY SHARES OF €0.125 EACH**
7	Name or registered shareholder(s) and, if more than one, number of shares held by each of them **MR EUGENE MCSWEENEY**	8	State the nature of the transaction **SHARE EXCHANGE**
9	Number of shares, debentures or financial instruments relating to shares acquired	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	5207		LESS THAN 0.001%
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **N/A**	14	Date and place of transaction **DUBLIN , 28TH SEPTEMBER 2007**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **36163**	16	Date issuer informed of transaction **28TH SEPTEMBER 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant **N/A**	18	Period during which or date on which it can be exercised **N/A**
19	Total amount paid (if any) for grant of the option **N/A**	20	Description of shares or debentures involved (class and number) **N/A**
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise **N/A**	22	Total number of shares or debentures over which options are held following notification **N/A**
23	Any additional information **N/A**	24	Name of contact and telephone number for queries **BRIAN DURRAN , +353 66 7182000**

Name and signature of authorised officer of issuer responsible for making notification
BRIAN DURRAN
Date of notification 1ST OCTOBER 2007

Notes: This form is intended for use by an issuer to make a RIS notification required by [*the Market Abuse Rules*[1] *and*] section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

[1] Please note that the requirement to make a notification under the Market Abuse Rules does not apply until 1 October 2005. Schedule 11 may be subject to amendment prior to 1 October 2005 to bring it in line with the Financial Regulator's 'Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons' under the Market Abuse Disclosure Rules.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(1) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(2) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24

(3) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **KERRY GROUP PLC**	2	State whether the notification relates to: a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **(II)**
3	Name of person discharging managerial responsibilities/director **MR FLORENCE HEALY**	4	State whether notification realties to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **N/A**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **MR FLORENCE HEALY**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **A ORDINARY SHARES OF €0.125 EACH**
7	Name or registered shareholder(s) and, if more than one, number of shares held by each of them **MR FLORENCE HEALY**	8	State the nature of the transaction **SHARE EXCHANGE**
9	Number of shares, debentures or financial instruments relating to shares acquired	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	9065		**LESS THAN 0.001%**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **N/A**	14	Date and place of transaction **DUBLIN , 28TH SEPTEMBER 2007**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **46342**	16	Date issuer informed of transaction **28TH SEPTEMBER 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant **N/A**	18	Period during which or date on which it can be exercised **N/A**
19	Total amount paid (if any) for grant of the option **N/A**	20	Description of shares or debentures involved (class and number) **N/A**
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise **N/A**	22	Total number of shares or debentures over which options are held following notification **N/A**
23	Any additional information **N/A**	24	Name of contact and telephone number for queries **BRIAN DURRAN , +353 66 7182000**

Name and signature of authorised officer of issuer responsible for making notification
BRIAN DURRAN
Date of notification 1ST OCTOBER 2007

Notes: This form is intended for use by an issuer to make a RIS notification required by [*the Market Abuse Rules*[1] *and*] section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

---

[1] ***Please note that the requirement to make a notification under the Market Abuse Rules does not apply until 1 October 2005. Schedule 11 may be subject to amendment prior to 1 October 2005 to bring it in line with the Financial Regulator's 'Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons' under the Market Abuse Disclosure Rules.***

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(1) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(2) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24

(3) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **KERRY GROUP PLC**	2	State whether the notification relates to: a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **(II)**
3	Name of person discharging managerial responsibilities/director **MR GERARD O'HANLON**	4	State whether notification realties to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **N/A**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **MR GERARD O'HANLON**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **A ORDINARY SHARES OF €0.125 EACH**
7	Name or registered shareholder(s) and, if more than one, number of shares held by each of them **MR GERARD O'HANLON**	8	State the nature of the transaction **SHARE EXCHANGE**
9	Number of shares, debentures or financial instruments relating to shares acquired	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	7416		**LESS THAN 0.001%**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **N/A**	14	Date and place of transaction **DUBLIN , 28TH SEPTEMBER 2007**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **40558**	16	Date issuer informed of transaction **28TH SEPTEMBER 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant **N/A**	18	Period during which or date on which it can be exercised **N/A**
19	Total amount paid (if any) for grant of the option **N/A**	20	Description of shares or debentures involved (class and number) **N/A**
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise **N/A**	22	Total number of shares or debentures over which options are held following notification **N/A**
23	Any additional information **N/A**	24	Name of contact and telephone number for queries **BRIAN DURRAN , +353 66 7182000**

Name and signature of authorised officer of issuer responsible for making notification

BRIAN DURRAN

Date of notification 1ST OCTOBER 2007

Notes: This form is intended for use by an issuer to make a RIS notification required by [*the Market Abuse Rules*[1] *and*] section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

[1] Please note that the requirement to make a notification under the Market Abuse Rules does not apply until 1 October 2005. Schedule 11 may be subject to amendment prior to 1 October 2005 to bring it in line with the Financial Regulator's 'Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons' under the Market Abuse Disclosure Rules.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(1) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(2) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24

(3) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **KERRY GROUP PLC**	2	State whether the notification relates to: a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **(II)**
3	Name of person discharging managerial responsibilities/director **MR JAMES O'CONNELL**	4	State whether notification realties to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **N/A**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **MR JAMES O'CONNELL**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **A ORDINARY SHARES OF €0.125 EACH**
7	Name or registered shareholder(s) and, if more than one, number of shares held by each of them **MR JAMES O'CONNELL**	8	State the nature of the transaction **SHARE EXCHANGE**
9	Number of shares, debentures or financial instruments relating to shares acquired	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	5699		**LESS THAN 0.001%**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **N/A**	14	Date and place of transaction **DUBLIN , 28TH SEPTEMBER 2007**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **20634**	16	Date issuer informed of transaction **28TH SEPTEMBER 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant **N/A**	18	Period during which or date on which it can be exercised **N/A**
19	Total amount paid (if any) for grant of the option **N/A**	20	Description of shares or debentures involved (class and number) **N/A**
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise **N/A**	22	Total number of shares or debentures over which options are held following notification **N/A**
23	Any additional information N/A	24	Name of contact and telephone number for queries **BRIAN DURRAN , +353 66 7182000**

Name and signature of authorised officer of issuer responsible for making notification
BRIAN DURRAN
Date of notification 1ST OCTOBER 2007

Notes: This form is intended for use by an issuer to make a RIS notification required by [*the Market Abuse Rules*[1] *and*] section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

[1] Please note that the requirement to make a notification under the Market Abuse Rules does not apply until 1 October 2005. Schedule 11 may be subject to amendment prior to 1 October 2005 to bring it in line with the Financial Regulator's 'Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons' under the Market Abuse Disclosure Rules.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(1) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(2) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24

(3) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **KERRY GROUP PLC**	2	State whether the notification relates to: a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **(II)**
3	Name of person discharging managerial responsibilities/director **MR MICHAEL O'CONNOR**	4	State whether notification realties to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **N/A**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **MR MICHAEL O'CONNOR**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **A ORDINARY SHARES OF €0.125 EACH**
7	Name or registered shareholder(s) and, if more than one, number of shares held by each of them **MR MICHAEL O'CONNOR**	8	State the nature of the transaction **SHARE EXCHANGE**
9	Number of shares, debentures or financial instruments relating to shares acquired	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	2201		LESS THAN 0.001%
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **N/A**	14	Date and place of transaction **DUBLIN , 28TH SEPTEMBER 2007**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **7663**	16	Date issuer informed of transaction **28TH SEPTEMBER 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant **N/A**	18	Period during which or date on which it can be exercised **N/A**
19	Total amount paid (if any) for grant of the option **N/A**	20	Description of shares or debentures involved (class and number) **N/A**
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise **N/A**	22	Total number of shares or debentures over which options are held following notification **N/A**
23	Any additional information **N/A**	24	Name of contact and telephone number for queries **BRIAN DURRAN , +353 66 7182000**

Name and signature of authorised officer of issuer responsible for making notification
BRIAN DURRAN
Date of notification 1ST OCTOBER 2007

Notes: This form is intended for use by an issuer to make a RIS notification required by [*the Market Abuse Rules*[1] *and*] section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

[1] ***Please note that the requirement to make a notification under the Market Abuse Rules does not apply until 1 October 2005. Schedule 11 may be subject to amendment prior to 1 October 2005 to bring it in line with the Financial Regulator's 'Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons' under the Market Abuse Disclosure Rules.***

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(1) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(2) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24

(3) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **KERRY GROUP PLC**	2	State whether the notification relates to: a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **(II)**
3	Name of person discharging managerial responsibilities/director **MR NOEL GREENE**	4	State whether notification realties to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **N/A**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **MR NOEL GREENE**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **A ORDINARY SHARES OF €0.125 EACH**
7	Name or registered shareholder(s) and, if more than one, number of shares held by each of them **MR NOEL GREENE**	8	State the nature of the transaction **SHARE EXCHANGE**
9	Number of shares, debentures or financial instruments relating to shares acquired	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

	1222		**LESS THAN 0.001%**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **N/A**	14	Date and place of transaction **DUBLIN , 28TH SEPTEMBER 2007**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **4299**	16	Date issuer informed of transaction **28TH SEPTEMBER 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant **N/A**	18	Period during which or date on which it can be exercised **N/A**
19	Total amount paid (if any) for grant of the option **N/A**	20	Description of shares or debentures involved (class and number) **N/A**
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise **N/A**	22	Total number of shares or debentures over which options are held following notification **N/A**
23	Any additional information **N/A**	24	Name of contact and telephone number for queries **BRIAN DURRAN , +353 66 7182000**

Name and signature of authorised officer of issuer responsible for making notification
BRIAN DURRAN
Date of notification 1ST OCTOBER 2007

Notes: This form is intended for use by an issuer to make a RIS notification required by [*the Market Abuse Rules*[1] *and*] section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

---

[1] Please note that the requirement to make a notification under the Market Abuse Rules does not apply until 1 October 2005. Schedule 11 may be subject to amendment prior to 1 October 2005 to bring it in line with the Financial Regulator's 'Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons' under the Market Abuse Disclosure Rules.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(1) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(2) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24

(3) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

END